UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

FORESCOUT TECHNOLOGIES, INC.

(Name of Subject Company)

FORESCOUT TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34553D101

(CUSIP Number of Class of Securities)

Darren Milliken
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Forescout Technologies, Inc.
190 West Tasman Drive

San Jose, CA 95134
(866) 377-8771

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven E. Bochner

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (which we refer to as this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on July 20, 2020, by Forescout Technologies, Inc., a Delaware corporation (which we refer to as “Forescout”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the tender offer (which we refer to as the “Offer”) by Ferrari Group Holdings, L.P., a Delaware limited partnership (which we refer to as “Parent”), and by Ferrari Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (which we refer to as “Purchaser”), to purchase any and all of the outstanding shares of Forescout’s common stock, par value $0.001 per share. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on July 20, 2020, and is made upon the terms and subject to the conditions set forth in the related Offer to Purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related Letter of Transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”) The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Forescout.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 2, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 8. Additional Information

The section captioned “Legal Proceedings” in Item 8 of the Schedule 14D-9 is amended and restated as follows:

Between March 13, 2020, and April 3, 2020, four lawsuits were filed by purported stockholders of Forescout challenging disclosures made by Forescout in connection with the transactions contemplated by the Original Merger Agreement. Of those four lawsuits, three were brought by plaintiffs individually and are captioned Blackwell v. Forescout Technologies, Inc. et al., Case No. 1:20-cv-02267 (S.D.N.Y. filed Mar. 13, 2020); Bushanksy v. Forescout Technologies, Inc. et al., Case No. 5:20-cv-01867-BLF (N.D. Cal. filed Mar. 17, 2020); and Williams v. Forescout Technologies, Inc., et al., Case No. 1:20-cv-02784-ALC (S.D.N.Y. filed April 3, 2020) (which we refer to collectively as the “Complaints”). The Complaints named as defendants Forescout and members of the Forescout Board. The Complaints alleged violations of Section 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The Blackwell and Bushansky complaints contended that Forescout’s preliminary proxy statement omitted or misrepresented material information regarding the transactions contemplated by the Original Merger Agreement. The Williams complaint contended that Forescout’s definitive proxy statement omitted or misrepresented material information regarding the transactions contemplated by the Original Merger Agreement. The allegations in the Complaints included that material information was misstated or omitted regarding Forescout’s financial projections, the analyses performed by Morgan Stanley, and certain details about past services that Morgan Stanley provided to Advent and its affiliates. The Blackwell complaint also alleged that the preliminary proxy statement omitted material information regarding the recusal of a member of the Forescout Board from meetings of the Forescout Board and the Strategic Committee relating to the transactions contemplated by the Original Merger Agreement, as well as certain details of confidentiality agreements between Forescout and 10 potential acquirors. In addition, the Bushansky complaint alleged that the preliminary proxy statement omitted material information regarding discussions of the potential continued employment, retention or other benefits of Forescout’s executive officers and/or directors following the transactions contemplated by the Original Merger Agreement. The Complaints sought, among other things, to (1) enjoin the defendants from consummating the transactions contemplated by the Original Merger Agreement; (2) cause the defendants to disseminate revised disclosures; and (3) rescind the transactions contemplated by the Original Merger Agreement or recover damages in the event that the such transactions were completed.

The Blackwell action was voluntarily dismissed without prejudice on June 8, 2020. The Bushansky action was voluntarily dismissed without prejudice on June 1, 2020. The Williams action, which was not served, was voluntarily dismissed without prejudice on June 22, 2020.

The fourth lawsuit, which was brought as a putative class action, was captioned Smith v. Forescout Technologies, Inc., et al., Case No. 1:20-cv-00376-CFC (D. Del. Filed Mar. 17, 2020). The Smith complaint alleged that Forescout and members of the Forescout Board violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The Smith complaint contended that Forescout’s preliminary proxy statement omitted or misrepresented material information regarding the transactions contemplated by the Original Merger Agreement and sought the remedies of injunctive relief, rescission or rescissory damages, and an award of plaintiffs’ costs, including attorneys’ fees and expenses. The Smith complaint also sought dissemination of a proxy statement with revised disclosures.

The Smith action was voluntarily dismissed without prejudice on June 1, 2020. On June 5, 2020, the plaintiff in the Blackwell action mentioned above filed a motion to be appointed as the lead plaintiff in the Smith action. On June 26, 2020, the same plaintiff filed a notice of non-opposition to his motion to be appointed lead plaintiff. That motion is currently pending.

On January 2, 2020, Christopher L. Sayce filed a class action lawsuit (which we refer to as the “Sayce action”) in the Northern District of California alleging that Forescout, Michael DeCesare and Christopher Harms violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The purported class includes all persons who purchased or acquired Forescout securities between February 7, 2019, and October 9, 2019. The lead plaintiff filed an amended complaint on May 22, 2020. The amended complaint purports to bring claims on behalf of a class of purchasers of Forescout securities during the period from February 7, 2019, through May 15, 2020. On July 6, 2020, the defendants filed a motion to dismiss the amended complaint.

On June 10, 2020, a putative stockholder class action complaint (which we refer to as “The Arbitrage Fund action”) was filed in the Northern District of California by The Arbitrage Fund, Water Island LevArb Fund, L.P., Water Island Diversified Event-Driven Fund, Water Island Merger Arbitrage Institutional Comingled Master Fund LP and AltShares Merger Arbitrage ETF alleging that Forescout, Michael DeCesare and Christopher Harms violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The purported class includes all persons who purchased or acquired Forescout securities between February 6, 2020, and May 15, 2020, and generally alleges that the defendants made false and misleading statements and/or omitted material facts concerning Forescout’s financial performance and the risk that the acquisition of Forescout by Advent would not close. On June 17, 2020, the Court granted an administrative motion to relate The Arbitrage Fund action and the Sayce action.  On July 22, 2020, the Court entered an order consolidating the Sayce and The Arbitrage Fund actions. The Court also vacated its prior order appointing the lead plaintiff and appointing lead counsel and ordered the former lead plaintiff to republish notice under the Private Securities Litigation Reform Act by July 31, 2020, and ordered that any member of the putative class seeking to be appointed lead plaintiff must file a lead plaintiff motion within 60 days thereafter. The former lead plaintiff republished notice on July 29, 2020. The Court also denied as moot defendants’ pending motion to dismiss without prejudice to refiling a motion to dismiss following the conclusion of the new lead plaintiff process.

On July 31, 2020, a purported class action complaint was filed in the United States District Court, Northern District of California, by Stephen Bushansky, individually, and on behalf of all others similarly situated, against Forescout and the Forescout Board for alleged violations of Delaware law and Section 14(e) and Section 20(a) of the Exchange Act related to the entry into the Amended Merger Agreement and the Schedule 14D-9. The complaint seeks to (1) enjoin the consummation of the Offer; (2) cause defendants to disseminate revised disclosures; and (3) rescind the Transactions or recover damages in the event that the Transactions are completed.

On July 31, 2020, a purported class action complaint was filed in the United States District Court, Southern District of New York, by Edward Smith, individually, and on behalf of all others similarly situated, against Forescout and the Forescout Board for alleged violations of Section 14(d), Section 14(e) and Section 20(a) of the Exchange Act related to the Schedule 14D-9. Parent and Purchaser are also named as defendants. The complaint seeks to (1) enjoin the consummation of the Offer; (2) cause defendants to disseminate revised disclosures; and (3) rescind the Transactions or recover damages in the event that the Transactions are completed.

On August 4, 2020, a purported class action complaint was filed in the United States District Court, Northern District of California, by Ronald Blackwell, individually, and on behalf of all others similarly situated, against Forescout and the Forescout Board for alleged violations of Delaware law and Section 14(e) and Section 20(a) of the Exchange Act related to the Schedule 14D-9. The complaint seeks to (1) enjoin the consummation of the Offer; (2) cause defendants to disseminate revised disclosures; and (3) rescind the Transactions or recover damages in the event that the Transactions are completed.

The defendants believe that the claims asserted in all the above-referenced actions are without merit.

On May 19, 2020, Forescout filed the Advent Litigation alleging that Parent and Purchaser breached the Original Merger Agreement. On May 30, 2020, Parent and Purchaser filed counterclaims alleging that Forescout breached the Original Merger Agreement and that certain conditions to closing thereunder could not be met. Concurrently with the execution of the Amended Merger Agreement, Forescout, Parent and Purchaser entered into the Settlement Agreement in respect of the Advent Litigation pursuant to which the parties have agreed to release their respective claims made in connection with that litigation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORESCOUT TECHNOLOGIES, INC.

Date: August 5, 2020	By:	/s/ Darren J. Milliken
Darren J. Milliken
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer